Filed Pursuant to Rule 433
Dated February 28, 2007
Registration Statement No. 333-124921
Term Sheet

Issuer:	McKesson Corporation (“McKesson”)

Title of Securities:	5.25% Notes due 2013 (the “2013 Notes”)
5.70% Notes due 2017 (the “2017 Notes”)

Aggregate Principal Amount Offered:	2013 Notes: $500,000,000
2017 Notes: $500,000,000

Maturity:	2013 Notes: March 1, 2013
2017 Notes: March 1, 2017

Coupon (Interest Rate):	2013 Notes: 5.25% per annum
2017 Notes: 5.70% per annum

Yield to Maturity:	2013 Notes: 5.333%
2017 Notes: 5.722%

Spread to Benchmark Treasury:	2013 Notes: 0.83% (83 basis points)
2017 Notes: 1.17% (117 basis pints)

Benchmark Treasury:	2013 Notes: 4.625% due 2/29/12
2017 Notes: 4.625% due 2/15/17

Benchmark Treasury Price and Yield:	2013 Notes: 100-17.25; 4.503%
2017 Notes: 100-18+; 4.552%

Interest Payment Dates:	2013 Notes: Semi-annually on each March 1 and September 1, commencing September 1, 2007

2017 Notes: Semi-annually on each March 1 and September 1, commencing September 1, 2007

Redemption Provision:	2013 Notes: Make-whole call at any time at the greater of 100% or discounted present value at Treasury Rate plus 15 basis points

2017 Notes: Make-whole call at any time at the greater of 100% or discounted present value at Treasury Rate plus 20 basis points

Redemption Provision:	Upon the occurrence of both (i) a change of control of us and (ii) a downgrade of the notes below an investment grade rating by each of Fitch Ratings, Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services within a specified period, McKesson will be required to make an offer to purchase the notes of each series at a price equal to 101% of the principal amount of such series, plus accrued and unpaid interest to the date of repurchase.

“Change of Control” has the meaning set forth in the preliminary prospectus supplement, dated February 27, 2007, with respect to the notes; provided that the term “person” shall include a person as used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Net Proceeds to McKesson (before expenses)	2013 Notes: $494,775,000
2017 Notes: $495,925,000

Price to Public:	2013 Notes: 99.580% plus accrued interest, if any, from March 5, 2007

2017 Notes: 99.835% plus accrued interest, if any, from March 5, 2007

Joint Book-runners:	Banc of America Securities LLC
Wachovia Capital Markets, LLC

Settlement Date:	March 5, 2007

Ratings:	Moody’s, Baa3 (stable); S&P, BBB (positive); Fitch, BBB+ (stable)

Note:    A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at (800) 294-1322 or Wachovia Securities toll-free at (800) 326-5897.